April 17, 2019

United States Securities and Exchange Commission

Washington, DC 20549

Re:       Solar Integrated Roofing Corp.

            Offering Statement on Form 1-A Filed March 18, 2019

            File No. 024-10933

Dear Sir or Madam:

Please see our responses to your comment letter dated April 2, 2019.

Part I. Item 1. Issuer Information, page 1

Comment 1. We note that there are a number of inconsistencies in Part I and Part II. For example, the type of offering, offering size, etc. Please review and revise Part I and Part II to ensure that your disclosures are consistent.

Response 1.  We have corrected Part I to be consistent with Part II as to offering size, etc.

Part I. Item 4. Summary Information Regarding the Offering...

Summary Information, page 5

2. We note your response to comments 5 and 6 of our prior letter. Please check the appropriate box to indicate that your financial statements are unaudited; revise to reflect that the size of the offering is $5 million instead of $50 million; and revise to reflect that this is a Tier 1 offering.

Response 2.   We have checked the appropriate boxes to indicate our financials are unaudited, have corrected the size of the offering, and confirmed this is a Tier 1 offering.

Part II. Item.

Cover Page of Offering Circular About This Form 1-A and Offering Circular, page 5

Comment 3. We note your response to comment 1 of our prior letter. However, you did not revise the language in the first paragraph to remove any implication that you have not disclosed material information or that investors are required to make inquiries of you to receive all material information to make an informed investment decision as requested. Please revise.

Response 3.  The language was deleted or revised accordingly.

United States Securities and Exchange Commission
April 17, 2019

Financial Statements, page 38

Comment 4. We note your response to comment 4. The Consolidated Statements of Stockholders' Equity/Deficit for the years ended February 28, 2018 and February 28, 2017 provided on page 42 is not legible. Please revise as necessary.

Response 4.  We have attached legible financials as requested.

Part III. Exhibits General, page 60

Comment 5. Please file your Articles of Incorporation and Bylaws currently in effect and any amendments thereto.

Response 5.   We have attached our Articles of Incorporation, Bylaws and amendments thereto as exhibits.

Comment 6. Exhibit 1A-6A is not the General Employment Agreement of David Massey as indicated in your exhibit index. Please file the employment agreement with the next amendment.

Response 6.   David Massey does not have an employment agreement and reference to that has been deleted.  The associated exhibit was also deleted.

Sincerely,

Solar Integrated Roofing Corp.

/s/  David Massey

     David Massey

     Chief Executive Officer